WARNER NORCROSS & JUDD LLP
ATTORNEYS AT LAW
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487
Telephone 616.752.2000
Fax 616.752.2500

Gordon R. Lewis
616.752.2752 Direct Fax: 616.222.2752 glewis@wnj.com

January 6, 2005

Ms. Michele M. Anderson
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549-0303

Re:	Sturgis Bancorp, Inc. Schedule 13E-3; File No. 5-78116 Schedule 14A; File No. 0-49613

Dear Ms. Anderson:

                    We represent Sturgis Bancorp, Inc. ("Sturgis" or the "Company") as counsel to assist the Company in the preparation of its "going private" Schedule 13E-3 and Schedule 14A filings, and in responding to your request made during our telephone conference on December 23, 2004 (the "Telephone Conference").

                    In the numbered paragraphs that follow, we have provided the information you requested during the Telephone Conference. Also, attached to this letter is a second affidavit from the President and Chief Executive Officer of Sturgis, Eric L. Eishen. We have included new information relating to the stock repurchase program in these documents to give you a more comprehensive view of the context in which the Sturgis board authorized the stock repurchase program.

                    As Mark Spitzley discussed with you yesterday, we have discovered that an inadvertent error was made in our documents relating to the timing of the Company's formal approval of the stock repurchase program. Our correspondence dated November 24, 2004, and the affidavits accompanying our December 17, 2004 correspondence, indicated that the stock repurchase program was announced in March of 2004. The month noted was erroneous. The stock repurchase program was authorized on May 17, 2004, as indicated in the Company's Form 8-K filed with the SEC on May 19, 2004.

Ms. Michele M. Anderson
January 6, 2005

__________________________

                    The Company is confident that the stock repurchase program was not the first step in a going private transaction. It had neither a likelihood nor a purpose of producing a reduction in the number of record shareholders, a necessary step in the going private process. The adoption and implementation of the stock repurchase program provides clear evidence that there was no intent of making the program a part of a going private process. If Sturgis knew it was going private when it approved the stock repurchase program, it would have conserved capital for the purpose of cashing out shareholders in a merger or reverse stock split transaction. Instead, it spent capital in a manner that was, from a going private perspective, very inefficient. The program was neither designed nor operated in a manner that materially decreased the number of record shareholders.

                    The following facts (which should be considered together with the facts and analyses presented in our prior response letters), based on Mr. Eishen's affidavit, respond to the requests you posed during the Telephone Conference and provide additional background information.

1.

The Company began to discuss, had general board support for, and began to take action with respect to a renewed stock repurchase program on January 19, 2004, approximately two months before the first, very general discussions relating to going private, which took place at the March 15, 2004 Audit Committee and Board of Directors meetings. (See Affidavit Paragraphs 3-5.)

2.

The Board of Directors formally authorized the renewed stock repurchase program on May 17, 2004. It did not engage in active consideration of a going private proposal until two months later, on July 19, 2004. (Id. Paragraphs 6-7.)

3.

The shares of Company common stock purchased pursuant to the renewed stock repurchase program totaled less than 3.2% of the Company's outstanding common stock. Stock repurchases were not executed in a manner calculated or likely to materially reduce the number of shareholders. Only five purchases were made under the renewed stock repurchase program. All were large block purchases, with the smallest purchase being 1,100 shares. (Id. Paragraph 8.) By contrast, the going private transaction will result in the purchase of shares held by several hundred shareholders holding fewer than 500 shares.

4.

The renewed stock repurchase program did not, in fact, materially reduce the number of record shareholders. During the period in which the stock repurchase program was implemented, the number of record shareholders declined by three. This very slight reduction was entirely consistent with the trend during the surrounding periods when there were no stock repurchases. (Id. Paragraph 8.) Therefore, there was a downward trend in the number of the Company's record shareholders before, during, and after the implementation of the renewed stock repurchase program. The renewed stock repurchase program did not accelerate this moderate decline in the number of record shareholders.

Ms. Michele M. Anderson
January 6, 2005

__________________________

                    The board's consideration of the stock repurchase program was completely separate from its consideration of the going private transaction. Had the Company known its final course of electing to go private, it is likely that the stock repurchase program would not have been authorized. The stock repurchase program not only failed to create an environment in which the going private transaction had a higher likelihood of success, it was counter-productive. It decreased the amount of capital that could be spent in the going private merger transaction. It failed to decrease materially the number of record shareholders. It neither advanced nor was intended to advance the cause of the going private transaction.

                    We believe that this additional information addresses sufficiently the staff's concerns relating to the relationship between the stock repurchase program and the going private transaction. If you have any further questions, please contact me at (616) 752-2752 or Mark Spitzley at (616) 752-2714.

Very truly yours,

/s/ Gordon R. Lewis

Gordon R. Lewis

Enclosures

AFFIDAVIT OF ERIC L. EISHEN

          I, Eric L. Eishen, being duly sworn, make this affidavit based upon my personal knowledge, and if called as a witness at trial, would testify to the same:

1.

I am the President and Chief Executive Officer of Sturgis Bancorp, Inc. (the "Company"), and serve as a member of its Board of Directors. I have held these offices since May 1, 2003, and became a director of the Company in 1999.

2.

The Company first approved a stock repurchase program on January 21, 2002. This initial program to repurchase up to 10% of the outstanding stock as of January 21, 2002 was approved with a one-year term. The plan expired on January 20, 2003, and was not renewed at that time because the Company was considering several strategic alternatives. Because the strategic alternatives might have necessitated the use of the Company's capital, the Company wished to preserve its capital. This dormancy period continued for one year. The Board of Directors considered renewing a repurchase program in January of 2004.

3.

Renewal of the stock repurchase program was discussed at the January 19, 2004 Board of Directors meeting. Because discussions involving the potential strategic alternatives had ceased, and because the Company had excess capital, there was general support for a renewed stock repurchase program. The board viewed the renewed stock repurchase program as a continuation of the one-year program that expired in January of 2003.

4.

During January or February of 2004, following the January 19, 2004 board meeting (I do not recall the exact date), I contacted special legal counsel and requested documentation for approval of a renewed stock repurchase program. I did not receive that documentation until several months later.

5.

The Audit Committee and Board of Directors first discussed the possibility of going private at their March 15, 2004 meetings. The March 15, 2004 discussion of going private was general and hypothetical in nature. It was not on the agenda or planned, but was a spontaneous reaction to comments made by the outside accountants at the Audit Committee meeting. As described in the Company's preliminary proxy statements filed in connection with the going private transaction, further discussions at meetings in April of 2004 were devoted to gathering information about the feasibility of going private as a strategic alternative, not considering a proposal to go private.

6.	The board formally authorized the stock repurchase program on May 17, 2004. It was reported in our Form 8-K filed with the Securities and Exchange Commission on May 19, 2004.

7.	The board did not begin to engage in active consideration of a going private transaction until its July 19, 2004 meeting, after the stock repurchase program had been approved.

8.

The stock repurchase program was not intended to effect or facilitate (or make it easier to effect or facilitate) a going private transaction for the Company, and did not in any way begin or advance the subsequent objective of going private. This is demonstrated by the following facts:

	a.	The total number of shares acquired under the stock repurchase program was less than 3.2% of the total outstanding shares of the Company's common stock.

	b.	There were only five purchases made under the stock repurchase program. All were large block purchases. The smallest purchase was 1,100 shares.

c.

The renewed stock repurchase program did not, in fact, result in a material reduction in the number of shareholders of record. During the three month period of May 14, 2004 to August 13, 2004 (the period of time when the renewed stock repurchase program was conducted), the number of record shareholder declined by three: the Company had 436 record shareholders as of May 14, 2004, and 433 record shareholders as of August 13, 2004. This very slight reduction was consistent with (and did not accelerate) the trend during the surrounding periods when there were no stock repurchases.

9.

The board's sole objective for the going private merger transaction was to reduce the number of shareholders to a level comfortably below 300 so that the Company could go private. This objective will require a significant amount of capital. If I had then known or expected that the Company actually would pursue a proposal to go private, I believe that I would not have approved, and would have recommended to the Board of Directors that it not approve, the stock repurchase program. Had the Company intended to go private on May 17, 2004, I would have chosen to conserve, rather than spend, the Company's capital.

VERIFICATION STATEMENT

          I, Eric L. Eishen, President and CEO of Sturgis Bancorp, Inc., having been duly sworn upon my oath, maintain that the statements in this affidavit are true to the best of my knowledge, information and belief.

Dated: January 4, 2005	/s/ Eric L. Eishen
Eric L. Eishen, President and CEO

Subscribed and sworn to before me this
4th day of January, 2005.

/s/ Rosalie M. Burton
Rosalie M. Burton, Notary Public
St. Joseph County, Michigan
My commission expires: 8-18-2007

2